EXHIBIT A

Financial Statements

KONING CORPORATION & SUBSIDIARY

(A Delaware Corporation) (A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2020 AND 2019

KONING CORPORATION & SUBSIDIARY

(A Delaware Corporation) (A Development Stage Company)

TABLE OF CONTENTS

December 31, 2020 and 2019

Alan T. Schiffman, CPA, PC

Financial Strategists   Business Consultants
1166 Dimock Lane   Naples, FL 34110
Email: ats@naplescpa.net   Website: alantschiffman.com

To the Board of Directors of
Koning Corporation
West Henrietta, New York

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Koning Corporation and Subsidiary. (a Development Stage Company) which comprise the consolidated balance sheets as of December 31, 2020 and 2019 (restated) and the related consolidated statements of Operations, Shareholders' Equity and cash flows for the two years ended December 31, 2020 and the related notes to the financial statements.

The consolidated financial statements of Koning Corporation as of December 31, 2019 and the year then ended were audited by another accounting firm whose report dated September 11, 2020, expressed an unqualified opinion on those financial statements. We did not audit the financial statements of Koning (Tianjin) Medical Equipment Company, a wholly owned subsidiary, which statements represent total assets and revenues constituting 9.9% and 53.1% respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion insofar as it relates to the amounts included for Koning (Tianjin) Medical Equipment Co., Ltd. is based solely on the report of the other auditors.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a matter

As more fully described int Notes 1,2,3, 5 and 6, The management of the Company changed the method of accounting for developmental costs from accounting for such costs on the income tax basis of accounting to the capitalization of certain developmental assets that have a future economic value. The audited financial statements as of December 31, 2019 and for the year then ended have been restated.

Opinion

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of Koning Corporation and Subsidiary. as of December 31, 2020 and the consolidated results of its operations and its cash flows for the year ended December 31, 2020 in accordance with U.S. generally accepted accounting principles.

CPA PC

Alan T. Schiffman, CPA, PC
Naples, Florida
July 25, 2021

KONING CORPORATION & SUBSIDIARY

(A Delaware Corporation) (a Development Stage Company)

Consolidated Balance Sheets

December 31, 2020 and 2019

(See Accountant's Audit Report)

	2020	2019 (Restated)
Assets		
Intangible assets, net	$ 20,564,876	$ 20,532,922
Current assets:		
Cash and cash equivalents	$ 1,099,408	$ 402,671
Accounts receivable, net	$ 777,636	$ 33,103
Interest receivable	$ 14,117	
Inventory	$ 971,279	$ 884,771
Prepaid expenses	$ 717,860	$ 2,408
Prepaid foreign taxes	$ 8,956	$ 120,518
Other receivables	$ 53,834	
Total current assets	$ 3,643,090	$ 1,443,471
Property and equipment, net	$ 3,623,152	$ 3,561,965
Security deposit and other, net	$ 12,152	$ 12,333
Total	**$ 27,843,270**	**$ 25,550,691**
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts and credit card payables	$ 1,520,929	$ 724,167
Accounts payable, related party	$ 194,763	$ 457,078
Accrued payroll and interest, related party	$ 1,587,445	$ 773,411
Refund payable	$ 400,000	$ 400,000
Deferred revenue (down payment)	$ 537,899	$ 7,504
Other currect liabilities	$ 117,013	
Total Other Current Liabilities	$ 4,358,049	$ 2,362,160
Long Term Liabilities		
COVID relief funding	$ 160,000	
Officer loan	$ 1,000,000	$ 1,000,000
Total Long term Liabilities	$ 1,160,000	$ 1,000,000
Convertible Notes	$ 3,683,360	$ 2,612,385
Convertible Notes - accrued interest	$ 355,370	$ 232,297
Total Liabilities	$ 9,556,779	$ 6,206,842
Stockholders' Equity		
Common stock, $0.001 par value, 100,000,000 shares authorized, 30,899,000 shares issued and outstanding as of December 31, 2020 and 30,762,599 shares issued as of December 31, 2019	$ 30,899	30,763
Preferred stock	$ 8,636	8,636
Additional paid in capital	$ 25,169,887	25,006,666
Accumulated other comprehensive income	$ (105,947)	(20,661)
Retained Earnings (deficit)	$ (6,816,984)	(5,681,555)
	$ 18,286,491	19,343,849
Total	**$ 27,843,270**	**$ 25,550,691**

See accompanying notes to financial statements

(1)

Koning Corporation & Subsidiary

(A Delaware Corporation) (a Development Stage Company)
Consolidated Statements of Operations
For the Year Ended December 31, 20120 and 2019

(See Accountant's Audit Report)

		2020		2019 (Restated)
Revenues				
Sales	$	2,690,897	$	1,820,817
Grant revenue	$	389,270	$	342,271
Other	$	9,457		
	$	3,089,624	$	2,163,088
Cost of Goods Sold	$	417,340	$	93,669
Gross profit	$	2,672,284	$	2,069,419
Research and Development Expenses				
Payroll		47,329		30,620
Payroll taxes and employee benefits		433		2,640
Consultants and outside services		23,063		145,674
Insurance		1,896		
Travel, meals and meetings		1,493		1,775
Other expenses		841		1,502
	$	75,055	$	182,211
Operating Expenses				
Advertising and marketing expenses	$	388,529	$	37,476
Payroll -selling and marketing			$	264,164
General and Administrative expenses				
Professional fees	$	23,973	$	20,739
Payroll Expenses	$	326,307	$	337,050
Payroll taxes and employee benefits	$	19,029	$	71,868
Travel, meals and entertainment	$	21,731	$	147,150
Rent	$	105,201	$	135,345
Telephone and internet	$	3,510	$	7,177
Office and postage	$	32,854	$	36,544
Bank charges	$	337	$	1,182
Insurance	$	25,789	$	25,976
Supplies and repairs			$	5,981
Other	$	32,628	$	17,223
	$	979,888	$	1,107,875
Total Operating Expenses	$	1,054,943	$	1,290,086
Other Income & Expenses				
Depreciation	$	(4,800)	$	(5,266)
Development:				
Depreciation	$	(558,532)	$	(519,151)
Amortization	$	(1,944,928)	$	(1,814,297)
Foreign currency transaction	$	62	$	1,226
Non operating expenses	$	(35,143)		
Interest income	$	425	$	1,354
Interest expense	$	(204,768)	$	(182,584)
	$	(2,747,684)	$	(2,518,718)
Net Loss Before Taxes	$	(1,130,343)	$	(1,739,385)
Income taxes		(5,085)		(7,590)
Net Loss		**(1,135,428)**		**(1,746,975)**

See accompanying notes to financial statements

(2)

KONING CORPORATION & SUBSIDIARY

(A Delaware Corporation) (a Development Stage Company)

Consolidated Statement of Shareholders' Equity

For the two years ended December 31, 2020 and 2019

(See Accountant's Audit Report)

Shareholder's Equity	Capital Stock		Additional Paid - in Capital		Accumulated Other Comprehensive Income	Retained Earnings (Deficit) (Restated)	Total shareholders' Equity
	Common	Preferred	Common	Preferred			
Balance as of December 31, 2018	29,985	8,636	$ 12,967,160	$ 8,931,364	$ (118,998)	$ (24,902,828)	$ (3,084,681)
Adjustment for changes in accounting methods						20,968,248	20,968,248
Conversion of debt to common stock	$ 778		2,764,222				2,765,000
Compensation expense for option granted			343,920				343,920
Net loss for the year ended December31, 2019					98,337	$ (1,746,975)	(1,648,638)
Balance as of December 31, 2019	$ 30,763	$ 8,636	$ 16,075,302	$ 8,931,364	$ (20,661)	$ (5,681,555)	**19,343,849**
Conversion of debt to common stock	$ 136		163,221				163,357
Net loss for the year ended December31, 2020					(85,286)	$ (1,135,429)	(1,220,715)
Balance, December 31, 2020	**30,899**	**8,636**	$ **16,238,523**	$ **8,931,364**	$ **(105,947)**	$ **(6,816,984)**	$ **18,286,491**

KONING CORPORATION & SUBSIDIARY

(A Delaware Corporation) (a Development Stage Company)
Consolidated Statement of Cash Flows
For the Years ended December 31, 2020 and 2019
(See Accountant's Audit Report)

	2020	2019 (Restated)
Cash Flow From Operating Activities		
Net income (loss)	$ (1,135,429)	$ (1,746,975)
Depreciation	$ 563,332	$ 524,417
Amortization	$ 1,944,928	$ 1,814,297
Compensation expense for option granted under SFAS 123		$ 343,920
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	$ (3,203,726)	$ (4,145,569)
(Increase)Decrease in accounts receivable	$ (3,747,951)	
Increase (Decrease) in accounts payable	$ 665,266	$ 601,801
Inventory	$ (86,508)	$ (748,834)
Accrued expenses	$ 123,073	$ 199,466
Deferred revenue	$ 522,496	$ (867,975)
Increase (Decrease) in other liabilities	$ 3,556,560	$ 3,973
Net cash provided by (utilized in) operating activities	(797,959)	(4,021,479)
Cash flow (absorbed in) from Investing activities		
Propery and equipment acquisition	(136,279)	(38,059)
Increase in deposits		(6,896)
Decrease (increase) in deferred assets		345
	$ (136,279)	$ (44,610)
Financing Activities		
Proceeds from convertible note payable net	1,070,975	3,192,415
Repayment of credit		(4,413)
Proceeds from note payable net	560,000	
	1,630,975	3,188,002
Effect of exchange rate chages on cash		98,337
Net cash used in financing activities	2,190,975	3,183,589
Net (decrease)/increase in cash and cash ec	696,737	(779,750)
Cash and cash equivalents, beginning of ye	402,671	1,182,421
Cash and cash equivalents, end of period	$ 1,099,408	$ 402,671
Supplemental disclosure of cash flow information		
Cash paid during the year:		
Interest paid	$ 204,768	$ 21,950
Income taxes, excluding foreign taxes	$ 5,085	$ 7,590
Conversion of debt to equity		$ 2,765,000
Transfer of unit to property from inventory		$ 467,682

KONING CORPORATION & SUBSIDIARY

(A Delaware Corporation) (A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2020 AND 2019

KONING CORPORATION
& SUBSIDIARY

(A Delaware Corporation) (A Development Stage Company)

TABLE OF CONTENTS

December 31, 2020 and 2019

Alan T. Schiffman, CPA, PC

Financial Strategists   Business Consultants

1166 Dimock Lane   Naples, FL 34110

Email: ats@naplescpa.net   Website: alantschiffman.com

To the Board of Directors of
Koning Corporation
West Henrietta, New York

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Koning Corporation and Subsidiary. (a Development Stage Company) which comprise the consolidated balance sheets as of December 31, 2020 and 2019 (restated) and the related consolidated statements of Operations, Shareholders' Equity and cash flows for the two years ended December 31, 2020 and the related notes to the financial statements.

The consolidated financial statements of Koning Corporation as of December 31, 2019 and the year then ended were audited by another accounting firm whose report dated September 11, 2020, expressed an unqualified opinion on those financial statements. We did not audit the financial statements of Koning (Tianjin) Medical Equipment Company, a wholly owned subsidiary, which statements represent total assets and revenues constituting 9.9% and 53.1% respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion insofar as it relates to the amounts included for Koning (Tianjin) Medical Equipment Co., Ltd. is based solely on the report of the other auditors.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a matter

As more fully described int Notes 1,2,3, 5 and 6, The management of the Company changed the method of accounting for developmental costs from accounting for such costs on the income tax basis of accounting to the capitalization of certain developmental assets that have a future economic value. The audited financial statements as of December 31, 2019 and for the year then ended have been restated.

Opinion

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated balance sheets of Koning Corporation and Subsidiary. as of December 31, 2020 and the consolidated results of its operations and its cash flows for the year ended December 31, 2020 in accordance with U.S. generally accepted accounting principles.

Alan T. Schiffman, CPA, PC
Naples, Florida
July 25, 2021

KONING CORPORATION & SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 (Restated)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Koning Corporation & Subsidiary (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware corporation which was organized January 14, 2002. The Company is a development stage company. The Company developmental model utilizes the successful research findings performed by the University of Rochester and formulated a plan to (i) manufacture the prototype technology and equipment, (ii) create and upgrade the computer enhanced software technology, (iii) perform clinical trials, (iv) obtain regulatory approvals and (v) market the healthcare system to institutional and other providers. The Company is a medical imaging company developing advanced imaging technology through Computed Tomography (CT) technology called Cone Beam CT. The Koning breast CT (KBCT) produces a 360-degree, true 3D image of the breast in minimal time, at a per-patient lower cost, and in most instances replaces the need for multiple devices, improving survival rates and outcomes for patients. During 2013, the Company was approved to sell its products in Canada, Europe and other countries accepting CE Mark. In January 2015, the Company received premarket approval from the US Food and Drug Administration (FDA) and in November 2015, the Company received Class III Medical Device approval from China FDA.

Through it clinical trials, the Company has accumulated a proprietary archive of medical data relating to imaging resulting from patient scans. This medical data is not available to any other competitor or healthcare provider and is essential for conducting artificial intelligence based automated reading and assisted radiology technology. In the opinion of management, this data can readily be licensed and marketed to users, educators and others in connection with machine learning and the development of algorithms.

The Company's founder, pursuing the research of radiological breast imaging with the University of Rochester and the University of Rochester Medical Center has obtained an exclusive worldwide license to monetize the imaging technology. See discussions below Related Party Transactions and Commitments and Contracts.

The financial statements for the two years ended December 31, 2020, include the accounts of Koning Corporation and its Chinese subsidiary, Koning (Tianjin) Medical Equipment Co., LTD located in Tianjin, China (Koning Tianjin). See discussions below.

Since January 14, 2002, the Company has relied upon shareholders, grant providers and other investors for funding cash flow to pay for developing, manufacturing, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated no profit, has sustained losses aggregating $6,816,984 and has invested $33,322,854 in the imaging technology and equipment development. The Company will likely incur additional losses prior to generating income and positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Notes 17 and 19). During the next twelve months, the Company intends to fund its operations with funding from a campaign to sell Simple Agreements for Future Equity (SAFE instrument's) (see Note 19). The Company is in the process of raising additional capital to fund its continuing operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering SAFE's from a minimum of $25,000 to $5,000,000 units. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached and Note 19 below, for a more comprehensive discussion of management, risk factors, commissions paid for the sale of SAFE's and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $1,099,408 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020 and 2019, the Company has accounts receivable balances of $777,636 and $33,103 respectively.

Inventories

Inventories consist of diagnostic equipment, detectors, tubes and component parts. The inventory is stated at the lower of cost or market, on a specific cost identification method and consists entirely of work in process. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of obsolescence or slow-moving inventory.

Property, Equipment and Depreciation

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. At December 31, 2020, management believes that no impairment of the property and equipment exists.

Development of Technical Components and Software Enhanced Computer CT

Due to the Company's comprehensive relationship with the University of Rochester, see discussion below, in the aggregate, research and development costs incurred to invest in the development of the technology and to provide the imaging to the public, aggregated $48,689,860. Of that amount the Company incurred development costs of $34,744,454. The other costs were incurred by affiliates and other independent entities and persons.

Prior to January 1, 2019, the Company expensed research and development costs as incurred. In compliance with ASC 985-20, Accounting for Costs of Software to be Sold, Leased, or Marketed, the Company capitalized and carries forward as assets, the costs to develop the equipment and technology. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired outcomes. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company will monetize and forecast the revenues from the technology and computer enhanced software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Intangible assets

As a development stage company, management has identified intangible assets which heretofore were expensed as incurred. The intangible costs have several alternative future economic benefits, including the receipt of grants, monetizing clinical trial medical data, producing portable equipment, reusing emitters and detectors, technology licensing and sales, extending low radiation 3D construction software algorithms to other body parts, licensing imaging to non-healthcare industries and other. As a result, management has changed the accounting method for recording intangible assets. See Note 3 below. Certain intangible assets include software costs incurred by the Company's subsidiary in China and are being amortized over a useful life of from three to seventeen years. The Company has patent rights for the use of the technology owned by a related party that is not reported on the balance sheet. Prior to January 1, 2019, the Company's costs of maintaining the use of patented technologies have been expensed as incurred. Some of these patent rights have been sub-licensed to the Company's wholly owned subsidiary. Koning (Tianjin), the Company's subsidiary, has had its patent rights appraised in the past at approximately $2.8 million. This asset is not reported on the subsidiary's balance sheet. The Subsidiary paid a one-time license fee in 2018 aggregating $500,000 which is eliminated in consolidation.

In 2018, the Company purchased a 12% interest in the wholly owned subsidiary in exchange for Company common shares totaling 1,923,077. In 2014, the 12% interest in the Chinese subsidiary was purchased by an independent venture capital fund (Fund) for $5,000,000. The 12% purchase by the Fund, in the amount of $5,000,000, was based upon an independent appraisal. The Company has accounted for the issue of the common shares to purchase the 12% interest as patents, trademarks, copywrites and other intangible assets.

Translation of foreign currency

The Company translated the assets and liabilities of its foreign subsidiary at year end rates of exchange. The consolidated statement of operations for the year ended December 31, 2020 and 2019 was translated at the average rate of exchange for the year then ended and equity balances are translated at historic rates. The unrealized translation gains and losses were accumulated in a separate component of shareholder's deficit as accumulated other comprehensive income. Gains or losses resulting from foreign currency transactions are included in the determination of the net loss.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a corporation for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the years ended December 31, 2020 and 2019.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from product sales when all significant contractual obligation have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

Grant income is recognized as income when eligible expenses are expended and submitted for reimbursement.

For years ending December 31, 2020, and 2019, the Company recognized $3,089,624 and $2,163,088 in revenue respectively.

Property and Equipment and Depreciation

Property and equipment is stated at cost. Depreciation of property and equipment is provided for by charges to income using the straight-line method over the estimated lives of the respective assets, which range from three to seven years. the Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have developed that warrant revision of the estimated benefit period. At December 31, 2020, management believes no condition of impairment exists.

Deposits and Deferred Revenue

The Company records customer deposits and certain unearned grant revenue as deferred revenue until such time as the product is shipped or the grant revenue is earned. The Company's balance at December 31, 2020 and 2019 is $537,899 and $7,504 respectively.

Stock-based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share Based Payment," which replaces SFAS No. 123 and APB Opinion 25. The Company adopted the prospective application method as required by SFAS No 123(R). Stock-based compensation represents the cost related to stock-based awards granted to employees. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost as expenses on a straight-line basis(net of estimated forfeitures) over the requisite service period. The requisite service period is generally the same as the vesting period. The Company recognizes the fair value of stock options using a Black-Scholes option pricing valuation model.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising expenses

The Company expenses advertising costs as they are incurred. Such costs approximated $388,529 and $37,476 respectively, for the years ended December 31, 2020, and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CHANGE IN ACCOUNTNG METHOD

Effective as of January 1, 2019, the Company changed its method of accounting for development costs applicable to the development of intangible assets, equipment and computer enhanced CT technology, from writing off expenses for income tax purposes as incurred, to capitalizing the costs and accounting for long-lived assets. Due to the change in accounting method, retained earnings as of January 1, 2019 was increased by $20,968,242 representing an increase in capitalized costs of $31,805,428 net of accumulated depreciation of $10,837,186. The capitalized costs are being amortized over from ten (10) to seventeen (17) years unless there is an impairment in the value of the software application. If there is an impairment in the asset, then the remaining balance will be written off at the time of the impairment.

In making such changes for the development of specific long-lived assets, having alternative future uses, the Company has applied the following financial accounting series codification releases; ASC 350-40, Internal Use Software, ASC 730, Research and Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed. The following schedule sets forth selected comparative accounts as of December 31, 2020, illustrating the current revised books and records as compared to the books and records without the accounting changes. Net losses are included for years ended December 31, 2020 and 2019.

	Current	Prior (i)
Property and equipment, net	$ 3,623,152	$ 658,542
Intangible assets, net	$20,564,876	$ 1,196
Retained earnings	$ 6,816,984	($ 30,346,470)
Net losses:		
2020	($ 1,135,428)	$ 1,175,949
2019	($ 1,746,975)	$ 4,267,693

(i) **Prior to application of accounting changes**

NOTE 4 – INVENTORIES

Inventories which are accounted for at the lower of cost or market, consist of the following as of December 31, 2020 and 2019:

	2020	2019
Parts and accessories	$ 477,591	$ 607,031
Detectors and tubes	$ 493,688	$ 277,740
	$ 971,279	$ 884,771

NOTE 5 – PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2020 and 2019 the Company has the following property and equipment:

	2020	2019
Medical equipment	$ 2,013,069	$ 2,034,436
Computer equipment & Software	$ 163,893	$ 6,247
Prototype and engineered development units	$ 5,816,215	$ 5,250,500
Other	$ 7,658	$ 7,658
Total	$ 8,000,835	$ 7,298,841
Less, accumulated depreciation	$ 4,377,683	$ 3,736,876
Property and equipment, net	**$ 3,623,152**	**$ 3,561,965**

NOTE 6 – INTANGIBLE ASSETS

As discussed below, the University of Rochester (University), has conducted and completed extensive research regarding the use of Computed Tomography (CT) technology, called Cone Beam CT. The University obtained patents which it licenses for use to the Company. Currently, the Company is developing the equipment and computer technology. Therefore, as a development stage entity, the Company capitalizes as intangible assets, all costs which it anticipates will provide an alternative future economic benefit. Such assets are amortized over each respective asset's economic useful life which ranges from eight (8) to seventeen (17) years.

The following costs are included as intangible assets, net of accumulated amortization, as of December 31, 2020 and 2019:

	2020	2019
Patents and regulatory approvals	$ 6,313,697	$ 5,966,397
Clinical trials, medical data	$ 24,223,213	$ 22,633,066
Direct and indirect developmental costs	$ 2,785,947	$ 2,746,513
Total	$ 33,322,857	$ 31,345,976
Less accumulated amortization	($ 12,757,981)	($ 10,813,054)
Intangible assets, net	**$ 20,564,876**	**$ 20,532,922**

NOTE 7 - NOTES AND LOANS PAYABLE

Line of Credit:

The Company has a line of credit available from two banks totaling $150,000. Amounts borrowed pursuant to the line of credit accrues interest at the rate of WSJ prime plus 2%. As of December 31, 2020 and 2019 the outstanding balances are $96,967 and $130,819 respectively.

Convertible notes payable:

During 2020, the Company sold convertible promissory notes ranging from $50,000 to $600,000; totaling $1,070,975. As of December 31, 2020, outstanding convertible promissory notes total $3,683,360 and on December 31, 2019 the outstanding convertible promissory notes total $2,612,385. The convertible promissory note bear interest at the rate of 6% per annum and can be converted into common shares of the Company, along with accrued interest and a 10% equity premium at a per share price of $5.2234.

Notes payable, related parties:

As of December 31, 2020 and 2019, the Company has the following note obligations to two officer shareholders of the Company, bearing interest at the rate of 2.5% per annum. The obligations have no scheduled repayment terms and therefore are classified as long term obligations of the Company.

	2020	**2019**
Promissory notes payable	$1,000,000	$1,000,000
Convertible note payable	$2,612,385	$ 100,000

Interest expenses included in the statements of operations, applicable to the Promissory and convertible notes payable, paid and or accrued to related parties during 2020 and 2019 amounted to $65,192 and $40,123 respectively.

Small Business Administration

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11. 2020. The duration and economic impact of the pandemic are uncertain. From time to time the Company obtained funding through the Small Business Administration (SBA) Paycheck Protection Program (PPP). The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 (CAA). The PPP loan shall be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

The Company will elect to account for the PPP loan in accordance with Accounting Standards Codification (ASC) 470, "Debt." Under ASC 470, repayment amounts due within one year are recorded as current liabilities, and the remaining amounts, if any, due in more than one year, as long-term liabilities. In accordance with ASC 835, "Interest," no imputed interest is recorded, as the below-market interest rate is governmentally prescribed. In accordance with ASC 405, "Liabilities," the PPP loan remains as a liability until the Company is legally released (obtained forgiveness) from its obligation. The forgiveness received by the Company is recorded as a gain upon the extinguishment of debt in the accompanying statement of operations.

As of December 31, 2020, the Company incurred the allowable expenses in the applicable covered period. The Company submitted the PPP loan forgiveness application November 2020. The lender and the SBA evaluated the Company's loan forgiveness application and granted loan forgiveness on November 9, 2020. The full amount of the loan and related accrued interest are recognized as a gain on extinguishment of debt in the accompanying statement of operations.

NOTE 8 – GRANT REVENUE

Grant revenues as of December 31, 2020 and 2019 is summarized as follows:

	2020	2019
University of Arizona (a)		$ 52,230
Chinese Government (b)		$ 290,041
Total	**NONE**	**$ 342,271**

(a) **Total grant obligation, estimated by management is a total of $566,700**
(b) **Chinese government funding of the Company's subsidiary development and regulatory approval of the Koning systems**

NOTE 9 - INCOME TAXES

The Company has filed its income tax returns for the three years ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

The Company will continue to expense as incurred, certain development costs, capitalized in the financial statements. Deferred income taxes will arise as a result of the timing differences will arise as a result of such timing differences for the accounting method applied patents, prototype equipment parts, and the development of software applications.

NOTE 10 – CONCENTRATION OF CREDIT RISKS

During the years ended December 31, 2020 and 2019, Company sales were to a limited number of users; from three to four customers.

NOTE 11 – RELATED PARTY TRANSACTIONS

University of Rochester

As discussed above the Company has a relationship with the University of Rochester (University) and the University of Rochester Medical Center (URMC) including shared activities in research and development, financing and product licensing. Historically, URMC and Excell Partners, Inc. have provided financing to the Company through convertible debt agreements. In addition, the Company has an agreement with the University which allow the Company the exclusive license to market technology involved in certain patents owned by the University. In exchange for these marketing rights and license of the Cone Beam CT technology, the Company agreed to pay the following:

- License fee in the form of 191,710 shares of Company's common stock
- Minimum annual royalties of from $5,000 for the years 2003 and commencing in 2006, $25,000 thereafter
- Royalties on licensed products of 2.5% of net sales
- Royalties on sub-licensed products of 30% of all related revenues, excluding monies received for research and development and certain reimbursements.
- Milestone payments of $25,000 for the completion of a prototype system and $150,000 six months following approval by FDA to market the first commercial product
- Payment of all reasonable out-of-pocket legal fees and costs relating to the filing, prosecution and maintenance of the patents incurred by the University including past patent costs.

For the years ended December 31, 2020 and 2019, the Company had expenses related to the above aggregating $173,665 and $75,490 respectively. As of December 31, 2020 and 2019, the Company owed the University $638,078 and $447,738 respectively.

The University owns 2,306,928 shares of the Company's common stock. The Company leases office space from High Technology of Rochester, Inc. as discussed below. The University is a partner in the lessor of the office space.

Amounts paid and or accrued to related parties:

During the two years ended December 31, 2020 the Company reimbursed three officers of the Company business expenses incurred by them in the amounts of $15,023 for 2020 and $51,756 for 2019. In addition, accrued payroll, due to officer stockholders is $641,1103 as of December 31, 2020 and $425,000 as of December 31, 2019.

NOTE 12 – LEASE CONTRACT ARRANGEMENTS

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

A property lease dated October 1, 2019, is a six year lease requiring a monthly lease payment of $4,679 per month for twelve months and annual rentals thereafter of $57,838 through September 2021; $59,573 through September 2022, $61,361 through September 30, 2023, $63,202 through September 30, 2024..

NOTE 13 – SHAREHOLDER EQUITY

The following sets forth the capitalization of the Company, pursuant to the Certificate of Amendment of the Certificate of Incorporation of Koning Corporation dated January 5, 2012. The Company authorized 103,000,000 shares of capital stock comprised of 100,000,000 shares of common stock having a value of $0.001 per share and 3,000,000 shares of preferred stock having a par value of $0.01. Also, on December 29, 2011, the Company changed the par value of common shares from $0.01 into common shares having a par value of $0.001. As a result, the holders of common stock, received ten (10) shares of common stock for each share of common stock owned on December 29, 2011. Due to anti-dilution clauses in certain stock purchase agreements, the Company has reserved for certain individuals, an additional 42,724 shares of common stock.

Preferred stock

The Company has two classes of preferred stock that have been issued through the conversion of debt instruments. The 659,271 shares of Series A preferred stock is convertible in 6,592,710 of common stock and calls for dividends, upon certain conditions, to be paid on a preferred basis. the 204,232 share of Series B preferred stock is convertible into 2,043,318 of common stock and calls for dividends upon certain condition, to be paid on a preferred basis. the aggregate of dividends payable for both series of preferred stock with rates of 8.8% and 6.5%, if certain conditions occur, totals $4,496,506.

Stock warrants

The Company has reserved an aggregate of 591,884 shares for issuance upon the exercise of outstanding warrants to purchase share of common stock at $2.60 per share.

NOTE 14 – STOCK OPTION PLAN

The Company has a 2007 Equity Incentive Plan which authorizes the granting of options to purchase up to 2,500,000 shares of the Company common stock. in 2018 an additional stock option plan was created authorizing an additional 4,000,000 of option shares to be issued.

The exercise price for the shares subject to the options of the Company is equal to the fair market value on the date of the grant utilizing the Black-
Scholes option pricing valuation model. No stock based taxable compensation is recorded for stock option grants. Options issued under the Incentive Stock Option Plan have a term ranging from five (5) to ten (10) years from the date of grant with some being contingent upon certain events happening at future milestone dates.

As of December 31, 2020, the Company has granted 2,956,981 shares of common stock at a weighted average exercise price of $1.47

NOTE 15 – RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

For a complete discussion regarding Licensing Agreement with the University of Rochester, see Note 11 – Related Party Transactions above.

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 17– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2002
For the period from inception through December 31, 2020, the Company has incurred losses totaling
$6,816,984 and capitalized certain costs of intangible and other assets amounting to $33,322,854. The
Company's ability to continue is dependent upon management's plan to raise additional funds and achieve
profitable operations. The financial statements do not include any adjustments that might be necessary if
the Company is not able to continue as a going concern.

NOTE 18 – SUBSIDIARY COMPANY

In January 2008, the Company organized a wholly owned Chinese subsidiary named Koning (Tianjin)
Medical Equipment Co. Ltd. (KTJ). Pursuant to a Stock Purchase Agreement dated November 25, 2014,
the Company's Chinese subsidiary received $5 million from a venture capital fund in exchange for a 12%
interest in the subsidiary. During 2018, the Company issued 1,923,077 shares of common stock in
exchange for the investor's 12% in Koning Tianjin. The Company's purchase of the venture capital fund's
investment is recorded at $5,000,000 and has been classified as patents, copywrites, trademarks and other
assets of the subsidiary. Retained earnings (deficit) has been adjusted effective as of January 1, 2019 to
record the issuance of common stock and the investment in the subsidiary.

The Company participates in transactions with the Chinese subsidiary, inclusive of equipment sales, loans
to, and loans from, the subsidiary. Amounts reflected in the captions due to affiliates are noninterest
bearing unless otherwise indicated.

Included in due to affiliates is an advance made to the Company in 2019 by a shareholder of the Company
of approximately $8,500 to repay the Company's outstanding line of credit.

The subsidiary is audited by a Chinese auditor using U.S. generally accepted accounting principles. The
following sets forth balance sheet and operating highlights as abstracted from the Chinese auditor's report
in US dollars. Highlights of the balance sheet follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO., LTD.
Balance Sheet – Highlights
December 31, 2020 and 2019
(Audited) (Rounded to the Nearest $1000)

	2020	2019
Assets		
Cash	$ 1,071.9	$ 319.8
Accounts receivable, net	$ 777.6	$
Inventory	$ 140.6	$ 119.9
Prepayments, Shareholder & other	$ 716.1	$ 880.6
Other assets	$ 53.8	$ 33.1
Plant and equipment, net	$ 6.4	$ 10.7
Total	**$ 2,767.6**	**$ 1,365.5**
Liabilities and Shareholder Equity (Deficiency)		
Trade and other payables	$ 588.4	$ 372.5
Other liabilities	$ 3,121.0	$ 1,791.6
Shareholder's equity:		
Capital	$ 6,088.2	$ 6,088.2
Retained earnings (deficit)	($ 6,752.9)	($6,724.1)
Total	**$ 2,767.6**	**$ 1,365.5**

The audited highlights of the Statements of Operations for the two years ended December 31, 2020, in US dollars, are as follows:

KONING (TIANJIN) MEDICAL EQUIPMENT CO LTD.
Statement of Operations – Highlights
Two Years Ended December 31, 2020 and 2019
(Audited)

	2020	2019
Sales revenues	$ 1,418,425	$ 1,286,567
Costs of Goods Sold	$ 386,859	$ 1,149,669
Operating expenses, net	$ 852,754	$ 429,328
Interest expense	$ 72,873	$ 1,757
Grant income	$	$ 290,041
Net Loss (i)	**$ 28,733**	**$ 825,606**

(i)   Earnings before income tax expense, depreciation and amortization

NOTE 19 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2021 through June 30, 2021, the date that the financial statements were available to be issued. See discussions below.

Crowdfunded Offering

As of June 15, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, and is offering the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to $5,000,000 of simple agreement for future equity. . The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of Simple Agreement for Future Equity (SAFEs)

In this Offering, the Company will be issuing from $25,000 to $5,000,000 of Simple Agreement for Future Equity Series 2021 ("SAFE"). Upon each future equity financing ("Equity Financing"), of not less than $1,000,000, the Company will notify the investors of the SAFE's. The   Company has a discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined in Form C, Exhibit C herein). For rights and obligations of CF Shadow Series, see Form C Exhibit C.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The SAFEs may be convertible into common stock, preferred stock or safe preferred stock. Upon an Equity Financing or a conversion event, the number of shares of capital stock to be issued shall be equal to the greater of the valuation cap divided by the fully diluted capitalization price per share of capital stock sold during an Equity Financing ("Conversion Price"). SAFE capital stock are securities identical to those issued in the Equity Financing except that the per share liquidation preference, the initial conversion price, and the dividend rights will be based upon the Conversion Price. See Form C, Exhibit C.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and (II) securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Act (for clarity, this means that if $100,000 of Securities are sold, Republic is due a $6,000 cash commission and a Securities instrument with a face value of $2,000, under the same terms and conditions as the other Securities sold in the Successful Offering, not 2.0% of the company).
f) **Surcharges** means the following fees as incurred by the

Republic commissions on the funds successfully raised and offering fees of 6% commission fee and 2% of the securities issued in this offering.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through March 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.